Termination of Licensing Agreement

THIS AGREEMENT ("Agreement"), made this 31st day of July, 2010, with an effective date of August 1, 2010,  by and between CGJ Holding, LLC, a Nevada limited liability corporation (hereinafter called "Licensor") and SA Recovery Corp., an Oklahoma corporation (hereinafter called "Licensee").

WITNESSETH:

WHEREAS, Licensor and Licensee previously entered into a certain Licensing Agreement for the exclusive sublicense of Licensor’s Technologies strictly for designing and manufacturing a commercial apparatus capable of removing impurities from sand and similar operations within the territorial boundaries of the United States of America as set forth in this Agreement; and

WHEREAS, the parties mutually desire and agree to terminate the Licensing Agreement on the basis that the Licensee has been unable manufacturer a commercial apparatus capable of removing impurities from sand on a level that is satisfactory to the parties.

WHEREAS, the parties mutually agree that the termination of the Licensee shall allow each party to further develop the technology on their own.

WHEREAS, the parties agree that by terminating the Licensing Agreement, the Licensor shall no longer provide any assistance related to the technology.

CGJ Holding, LLC

/s/ Greg Bordner

By _____________________________

Greg Bordner, Manager

SA Recovery Corp.

/s/ James Ditanna

By:_____________________________

     James Ditanna